

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Oddone Incisa
Chief Financial Officer
CNH Industrial N.V.
25 St. James's Street
London SW1A 1HA
United Kingdom

Re: CNH Industrial N.V.
Form 20-F for the fiscal year ended December 31, 2021
Filed March 1, 2022
File No. 001-36085

Dear Mr. Incisa:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2021

Operating Review and Prospects
B. Liquidity and Capital Resources
Consolidated Debt, page 55

1.   We note you include a subtotal for "operating cash flow of industrial activities" within your free cash flow of industrial activities reconciliation; however, this subtotal does not agree to the GAAP operating cash flow of industrial activities as disclosed within the supplemental information on page 47. Please advise. If the amount shown on page 56 is a non-GAAP adjusted cash flow measure, revise to clarify that and to reconcile from GAAP operating cash flow of industrial activities as disclosed on page 47.

Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-11

2.   We note you record revenue from sales of goods when the goods are made available to the customer, which signifies transfer of control. Please revise to disclose how you evaluate when the goods are made available to the customer. For example, disclose whether this is when legal title is transferred, when you have an obligation for payment from the customer, when the asset has been physically transferred, etc. Refer to ASC 606-10-25-30. As part of your response, please provide us with your proposed disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Chris Diets, Senior Staff Accountant, at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology